January 3, 2007

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

China Medical Technologies, Inc.

Registration Statement on Form F-3

Ladies and Gentlemen:

On behalf of China Medical Technologies, Inc., a Cayman Islands exempted company incorporated with limited liability (the “Company”), we enclose herewith for filing under the Securities Act of 1933, as amended, the Company’s registration statement on Form F-3 (the “Registration Statement”) in connection with the registration of $150 million aggregate principal amount of 3.5% Convertible Senior Subordinated Notes due 2011 of the Company (the “Notes”), the Company’s ordinary shares, par value $0.10 per share (“Ordinary Shares”), represented by American depositary shares issuable upon conversion of the Notes, and an additional amount of Ordinary Shares which may be offered by the Company from time to time in one or more offerings.

Please note that a wire transfer in the amount of $18,658.71 in payment of the applicable filing fee for the Registration Statement has been made separately to the Commission.

If you have any questions concerning this filing, please do not hesitate to contact the undersigned at 011-852-2514-7630 or Shuang Zhao at 011-852-2514-7602.

Sincerely,

/s/ Leiming Chen

Leiming Chen